Item 77K

On August 25, 2016, Pine Grove Alternative Fund (the "Fund") received notice that the client-auditor relationship between Ernst & Young LLP ("EY LLP") and the Fund had ceased effective June 7, 2015.

On May 26, 2015 the Board of Trustees (the "Board"), with the recommendation and approval of the Audit Committee approved Ernst & Young Ltd ("EY Ltd"), another member firm of the global EY organization, as the independent registered public accounting firm of the Fund. The client-auditor relationship with the Fund's predecessor independent registered public accountant, EY LLP, ceased effective June 7, 2015 at the conclusion of EY LLP's audit and review of the Fund's financial statements for the fiscal period ended March 31, 2015. Throughout EY LLP's tenure, there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934. With respect to the Fund, EY LLP's audit opinion, for the fiscal period ended March 31, 2015, did not contain either an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Fund and EY LLP on accounting principles, financial statement disclosure or audit scope, which, if not resolved to the satisfaction of EY LLP would have caused EY LLP to make reference to the disagreement in EY LLP's report. During the Fund's fiscal period ended March 31, 2015, neither the Fund nor anyone on its behalf consulted EY Ltd on items concerning the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Fund's financial statements, or concerning the subject of a disagreement of the kind described in Item 304(a)(1)(iv) of Regulation S-K or reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The registrant has provided a copy of the disclosures contained in this Exhibit 77K to EY LLP, prior to the date of filing of this Form N-SAR with the U.S. Securities and Exchange Commission, as required by Item 304(a)(3) of Regulation S-K. In addition, the registrant has requested that EY LLP confirm in a letter provided to the registrant and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K. EY LLP's response addressed to the Commission is included as Exhibit 77(Q)(1)(F) in this Form N-SAR.

This disclosure is provided in order to amend and correct disclosure which would have been included in Item 77K of the Fund's Form N-SAR filed with the SEC on November 25, 2015, had notice been timely received by the Fund.